Exhibit 99.2 FINANCIAL OVERVIEW 1 Reconciliation YEAR 2022 YEAR 2023 Unaudited, in € 000’s Q2 Q1 Q2 Operating Loss (31,001) (36,604) (44,052) Change in fair value of derivative warrant liabilities 4,719 (8,110) 62,351 Foreign exchange gains/(losses) 4 981 (5,186) Amortization and depreciation 5,981 6,399 4,065 Share of profit of equity accounted investee - - - EBITDA (20,297) (37,334) 17,178 (4,719) 8,110 (62,351) Change in fair value of derivative warrant liabilities (4) (981) 5,186 Foreign exchange gains/(losses) 411 1,797 (122) One off expenses 4,406 6,651 20,546 Employee Stock Options Plan 425 390 - ESPP (non-cash) Other income (1,427) (328) (1,076) Adjusted EBITDA (21,205) (21,695) (20,639) 1. See slide 15 for definitions

Definitions and Disclosures 1 “EBITDA” is defined as loss for the year before income tax credit, financial income, interest expenses, amortization and depreciation. 2 “Adjusted EBITDA” is defined as loss for the year before depreciation and amortization, income tax credits, and financial income and interest expense further adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to; change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains and losses, share based payments expense and other one-off expenses/income related to special operations. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation. 4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. D E F I N I T I O N S